Bloomberg Tradebook Canada Company

Statement of Financial Condition
December 31, 2021

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70683

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/21__ AND ENDING __12/31/21__

                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **BLOOMBERG TRADEBOOK CANADA COMPANY**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

BROOKFIELD PLACE, TD CANADA TRUST TOWER, 161 BAY ST., SUITE 4300

(No. and Street)

TORONTO, ONTARIO		**M5J 2S1**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christopher Trupiano	646-803-1680	ctrupiano1@bloomberg.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PRICEWATERHOUSE COOPERS LLC

(Name – if individual, state last, first, and middle name)

300 MADISON AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Trupiano_____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BLOOMBERG TRADEBOOK CANADA COMPANY_____ , as of 12/31_____ , 2 021__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CHIEF FINANCIAL OFFICER

Sandy Seepersaud
Notary Public

SANDY SEEPERSAUD
Notary Public - State of New York
No. 01SE6243515
Qualified in Queens County
My Commission Expires June 20, 2023

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Bloomberg Tradebook Canada Company
Index
December 31, 2021



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Bloomberg Tradebook Canada Company

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Bloomberg Tradebook Canada Company (the "Company") as of December 31, 2021, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 30, 2022

We have served as the Company's auditor since 2021.

Bloomberg Tradebook Canada Company
Statement of Financial Condition
As of December 31, 2021

Assets		
Cash and cash equivalents	$	2,341,870
Receivable from affiliates		690,967
Deferred tax assets		548,856
Other assets		180,815
Total assets	$	3,762,508
Liabilities and Shareholder's Equity		
Liabilities		
Payable to affiliates	$	462,314
Accounts payable and accrued expenses		287,511
Total liabilities	$	749,825
Contingencies and guarantees and other (Note 6)		
Shareholder's equity		
Common Stock (authorized shares:100,000, issued shares: 4,656 shares)	$	340,660
Additional paid-in capital		3,352,732
Retained earnings		310,068
Accumulated other comprehensive income		(990,777)
Total shareholder's equity	$	3,012,683
Total liabilities and shareholder's equity	$	3,762,508

The accompanying notes are an integral part of this financial statement.

Bloomberg Tradebook Canada Company
Notes to the Statement of Financial Condition
As of December 31, 2021

1. **Organization and Nature of Business**

   Bloomberg Tradebook Canada Company (the "Company"), a Nova Scotia unlimited liability company, was formed on February 15, 2001. Bloomberg Canada LLC ("BC") is the sole shareholder and owner of the Company. BC is ultimately owned by Bloomberg L.P. ("Bloomberg"). The registered address for the Company is Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 4300, Toronto, ON M5J 2S1.

   Effective July 1, 2021, the Company was registered as a broker-dealer with the Securities and Exchange Commission and became a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation.

   The Company is also a member of the Investment Industry Regulatory Organization of Canada ("IIROC") since July 31, 2002 and subject to the regulatory and capital requirements of IIROC.

   The Company is a registered Alternative Trading System in Alberta, Nova Scotia, Ontario, Quebec, and Saskatchewan, and a registered investment dealer in every Canadian province to provide participants in those Canadian jurisdictions with access to trading systems operated by its affiliated entities.

   During 2021, in order to facilitate access and support affiliates' services provided to Canadian participants, the Company entered into new intercompany agreements with Bloomberg and affiliates including Bloomberg Trading Facility Limited, Bloomberg Tradebook Singapore Pte Ltd, Bloomberg Trading Facility B.V., and Bloomberg Tradebook LLC. In consideration of the services provided by the Company, the affiliates pay a monthly fee as set forth in the established agreements.

2. **Significant Accounting Policies**

   Basis of Presentation

   The financial statement is presented in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The U.S. Dollar is the functional and presentational currency of the Company.

   Use of Estimates

   The preparation of financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Income Taxes

   For United States income tax purposes, the Company is treated as a disregarded entity and the Company's income or loss is includable in the tax returns of the partners of Bloomberg.

   For Canadian income tax purposes, where the Company is subject to certain local and foreign taxes, the Company follows the asset and liability method of accounting for deferred income taxes. Under this method, deferred income tax assets and liabilities are recognized for the estimated income tax consequences attributable to differences between carrying amounts of assets and liabilities. Deferred income tax assets and liabilities are measured using enacted and substantively enacted income tax rates expected to be in effect when the temporary differences are expected to be recovered or settled.

2. **Significant Accounting Policies (continued)**

The Company evaluates the realization of deferred tax assets based on all available evidence and establish a valuation allowance to reduce deferred tax assets when it is more likely than not that they will not be realized.

The Company recognizes the financial statement effects of a tax position when it is more likely than not that, based on technical merits, the position will be sustained upon examination. The tax benefits of the position recognized in the financial statement are then measured based on the largest amount of benefit that is greater than 50% likely to be realized upon settlement with a taxing authority. In addition, the Company recognizes interest and penalties related to unrecognized tax benefits as a component of the income tax provision.

Foreign currency

Effective July 1, 2021, the Company adopted the U.S. Dollar as its functional currency. Prior to July 1, 2021, the functional currency of the Company was Canadian dollar.

The change in functional currency of the Company is due to the increased business activities that are denominated in the U.S. dollar as a result of the execution of new agreements with its affiliates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains cash and cash equivalents with major, high-credit quality, financial institutions. At December 31, 2021, the Company has cash balances at such financial institutions that exceeded the Federal Deposit Insurance Corporation ("FDIC") limit of $250,000. The Company does not expect to incur any loss from the amount in excess of the FDIC limit.

Adoption of New Accounting Pronouncements

Income Taxes

In December 2019, the Financial Accounting Standards Board ("FASB") issued ASU 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes.* This standard reduces the complexity and simplifies the accounting for income taxes by eliminating certain exceptions to the general principles of Topic 740. The Company adopted this standard effective January 1, 2021. The adoption of this standard did not have a material impact on the Company's Statement of Financial Condition.

3. **Fair Value Measurement**

ASC 820 (*Fair Value Measurements and Disclosure*) defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

In accordance with ASC 820, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Financial assets and liabilities recorded on the Statement of Financial Condition are categorized based on the inputs to the valuation techniques as follows:

Level 1   Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access at the measurement date for identical assets or liabilities.

Level 2   Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

   a. Quoted prices for identical or similar assets or liabilities in active or nonactive markets; and

   b. Pricing models whose inputs are observable for substantially the full term of the asset or liability.

Level 3   Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

As required by ASC 820, when the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. Thus, a Level 3 fair value measurement may include inputs that are observable (Levels 1 and 2) and unobservable (Level 3). Gains and losses for such assets and liabilities categorized within Level 3, if any, may include changes in fair value that are attributable to both observable inputs (Levels 1 and 2) and unobservable inputs (Level 3).

A review of fair value hierarchy classifications is conducted on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification of certain financial assets or liabilities.

Cash and cash equivalents is considered a Level 1 financial asset.

There are no Level 2 or Level 3 financial assets at fair value, nor transfers between levels during the year.

US GAAP requires disclosure of the estimated fair value of certain financial instruments that are not measured at fair value on the Statement of Financial Condition and the methods and significant assumptions used to estimate their fair values. Certain financial instruments on the balance sheet are carried at amounts that approximate fair value due to their short term nature and generally negligible credit risk. These instruments include receivables from affiliates, payable to affiliates, and accounts payables are considered Level 2 financial instruments.

4.   **Related Party Transactions**

Pursuant to the intercompany agreements stated in Note 1, the Company receives revenues from all affiliates for services provided. The revenues are calculated with reference to the operating costs incurred by the Company, plus a markup in accordance with the service agreements among the Company and its affiliates.

Bloomberg provides management and administrative services pursuant to these agreements, for which the Company pays a service fee. The fee paid equals 110% of the operating costs incurred by Bloomberg in providing such services. In addition, Bloomberg supplied employees by the way of

secondment and compensation costs.

At December 31, 2021, $690,967 and $462,314 are included in "Receivable from affiliates" and "Payable to affiliates," respectively, in the Statement of Financial Condition related to service agreements. Due to the short-term nature of the Receivable from affiliates, the Company expects no credit losses.

5. **Change in Accumulated other comprehensive income/(loss)**

Accumulated other comprehensive income/ (loss) includes the foreign currency translation adjustments. Balances as of December 31, 2021, are listed in the following table:

Balance at December 31, 2020	$	(1,052,180)
Foreign currency translation adjustments		61,403
Balance at December 31, 2021	$	(990,777)

6. **Income Taxes**

The Company is 100% owned by Bloomberg and treated as a disregarded entity for United States income tax purposes. As a result, the income or loss of the Company for the United States federal, state and local tax purposes is includable in the tax returns of the partners of Bloomberg.

The Company is subject to certain local and foreign taxes in Canadian jurisdictions where it conducts business. The difference between income taxes at the Canadian statutory income tax rate of 27%.

As of December 31, 2021, the Company has recorded deferred tax assets of $548,856 primarily related to net operating loss ("NOL") carryforward in Canadian jurisdictions that expire in years 2037 through 2039. Deferred income taxes for Canadian jurisdictions are recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statement. Deferred income tax assets are recognized to the extent that it is probable that the assets can be recovered. The Company continuously examines the recoverability of the deferred tax assets. The Company projects that the NOL will be utilized and the assets will be recovered in future years primarily driven by the intercompany affiliate service agreements which provide the Company with revenues based on a markup of its operating costs. Therefore, the Company released the full amount of valuation allowance at December 31, 2021 and included in "Foreign income tax benefit" on the Statement of Income and Comprehensive Income.

Management has analyzed the Company's tax positions, and has concluded that no liability should be recorded related to uncertain tax positions taken on returns filed for open tax years or expected to be taken in the Company's current year tax return.

The Company is subject to income tax examinations in Canada and the earliest open tax year subject to potential examination in Canada is 2017.

7. **Contingencies, Guarantees and Other**

ASC 460 (*Guarantees*) requires the Company to disclose information about its obligations under certain guarantee arrangements.

Contingencies

The Company recognizes liabilities that it considers probable and estimable as contingencies and accrues the related costs it believes are sufficient to meet the exposure. Commitments and contingencies were evaluated through March 30, 2022, the date the financial statement was available to be issued. The Company has concluded that there are no commitments or contingencies events requiring financial statement disclosure.

Indemnifications

The Company's liability is limited by the terms stated in the intercompany agreements. The Company maintains an insurance policy that provides protection against certain losses incurred in connection with the Company's normal business activities.

8. **Regulatory Requirements**

As a registered broker-dealer and member of FINRA, the Company is subject to the Securities and Exchange Act's Uniform Net Capital Rule 15c3-1. The Company computes net capital under the aggregated indebtedness method, permitted by the SEC rule, which requires that the maintenance of net capital, as defined, equal to greater of $5,000 or 6-2/3% of total aggregated indebtedness. At December 31, 2021, the Company had net capital of $1,459,376 and excess net capital of $1,365,648.

A computation of the reserve requirement under Rule 15c3-3 is not applicable to the Company as the Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because it's business activities are contemplated by Footnote 74 of the SEC Release No 34-70073 adopting amendments to 17.C.F.R. 240.17a-5.

The Company is also subject to capital requirements under IIROC and was in compliance throughout the year ended December 31, 2021.

9. **Capital Stock**

The authorized capital stock of the Company consists of 100,000 common shares. As of December 31, 2021, the issued and outstanding capital stock of the Company was 4,656 common shares. The Company may, by special resolution where required, reduce its share capital in any way and with and subject to any incident authorized and consent required by law. The Company may redeem, purchase or acquire any of its shares and the directors may determine the manner and the terms for redeeming, purchasing or acquiring such shares.

10. **Subsequent Events**

The Company has evaluated events or transactions subsequent to the balance sheet date up to and including March 30, 2022, the date that its financial statement was available to be issued, and determined that there have been no material events or transactions that would require adjustment or disclosure in the financial statement.